SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Lifecore Biomedical, Inc.
(Name of Subject Company)
Lifecore Biomedical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
532187101
(CUSIP Number of Class of Securities)
Dennis J. Allingham
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
(952) 368-4300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Lifecore Biomedical, Inc. (the “Company”) with the Securities Exchange Commission (the “SEC”) on February 21, 2008, as amended by Amendment No. 1 thereto filed with the SEC on February 26, 2008 (collectively, the “Statement”). The Statement relates to the cash tender offer by SBT Acquisition Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation (the “Parent”), disclosed in a Tender Offer Statement on Schedule TO dated February 21, 2008, filed with the SEC, to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) at a price of $17.00 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 2008 (the “Offer”), and the related Letter of Transmittal. Copies of the Offer and the Letter of Transmittal were filed as Exhibits (a)(1) and    (a)(2) to the Statement, respectively, and are incorporated herein by reference. Except as otherwise indicated herein, the information set forth in the Statement remains unchanged.
     The information in the Statement is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following text to the end thereof:
Expiration and Completion of Offer
     The Offer expired at 5:00 p.m., New York City time, on March 20, 2008. All of the conditions to the Offer have been satisfied. Accordingly, on March 20, 2008, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery). Payment for such Shares is to be made promptly by Purchaser in accordance with the terms of the Offer. The depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 12,768,787 Shares were validly tendered to Purchaser and not withdrawn (including approximately 341,056 Shares delivered through notices of guaranteed delivery), representing approximately 94.18% of the Shares outstanding. Shares tendered through notices of guaranteed delivery are required to be delivered to the depositary for the Offer within three trading days after the date of execution of the notice of guaranteed delivery. Parent has announced that it expects to complete the acquisition of the Company by means of a short-form merger of Purchaser with and into the Company in the next several days, without the need for a vote or meeting of Company shareholders. As a result of such merger, the Company will become a wholly owned subsidiary of Parent.
     On March 21, 2008, Parent issued a press release announcing the successful completion of the Offer. The full text of the press release issued by Parent is set forth as Exhibit (a)(12) hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(12)	Press Release issued by SBT Holdings Inc. and SBT Acquisition Inc. on March 21, 2008 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO-T/A filed by SBT Acquisition Inc., SBT Holdings Inc. and Warburg Pincus Private Equity IX, L.P. on March 21, 2008)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFECORE BIOMEDICAL, INC.
By:	/s/ Dennis J. Allingham
Dennis J. Allingham
President and Chief Executive Officer

     Date: March 21, 2008

INDEX TO EXHIBITS

Exhibit No.

Exhibit (a)(1)*	Offer to Purchase dated February 21, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 21, 2008 (the “Schedule TO”))

Exhibit (a)(2)*	Letter of Transmittal dated February 21, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

Exhibit (a)(3)*	Press Release issued by the Company dated January 15, 2008 (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008) and Transcript of conference call by the Company on January 15, 2008 relating to the proposed acquisition of the Company by Parent (incorporated by reference to the Schedule 14D-9C of the Company filed on January 15, 2008)

Exhibit (a)(4)*	Press Release issued by the Company dated February 14, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on February 14, 2008)

Exhibit (a)(5)*	Press Release issued by Parent and Purchaser dated January 15, 2008 (incorporated by reference to the Schedule TO-C filed by the Company on January 15, 2008)

Exhibit (a)(6)*	Summary Advertisement published in The New York Times dated February 21, 2008 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO)

Exhibit (a)(7)*	Letter to Shareholders of the Company dated February 21, 2008

Exhibit (a)(8)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

Exhibit (a)(9)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

Exhibit (a)(10)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

Exhibit (a)(11)*	Memorandum from the Company to all Option Holders dated February 26, 2008

Exhibit No.

Exhibit (a)(12)	Press Release issued by SBT Holdings Inc. and SBT Acquisition Inc. on March 21, 2008 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO-T/A filed by SBT Acquisition Inc., SBT Holdings Inc. and Warburg Pincus Private Equity IX, L.P. on March 21, 2008)

Exhibit (e)(1)*	Opinion of Piper Jaffray & Co. dated February 14, 2008 (incorporated by reference to Annex B of this Schedule 14D-9)

Exhibit (e)(2)*	Agreement and Plan of Merger dated as of January 15, 2008, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1)(A) to the Schedule TO)

Exhibit (e)(3)*	The Information Statement of the Company dated as of February 21, 2008 (incorporated by reference to Annex A of this Schedule 14D-9)

Exhibit (e)(4)*	Confidentiality Agreement between Parent and the Company dated July 21, 2006 (incorporated by reference to Exhibit (d)(1)(C) to the Schedule TO)

Exhibit (e)(5)*	Form of Change in Control Agreement between the Company and certain executive officers of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004)

Exhibit (e)(6)*	Change in Control Agreement dated June 17, 2004, between the Company and Dennis J. Allingham (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004)

Exhibit (g)*	None

*	Previously filed.